DRAGON INTERNATIONAL GROUP CORP.
No. 201 Guangyuan Road, District C
Investment Pioneering Park
Jiangbel, Ningbo, China 315033

                         August 12, 2009

VIA EDGAR

United States Securities
    and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:   Louis Rambo

Re:          Dragon International Group Corp.
Post Effective Amendment to Registration Statement
Filed August 3, 2009
File No. 333-142426

Dear Mr. Rambo:

Dragon International Group Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on August 13, 2009 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRAGON INTERNATIONAL GROUP CORP.

By: /s/ David Wu
David Wu, President and
Chief Executive Officer